Exhibit 99.6

 Evan Stone Individual Plans

On February 14, 2011, Mr. Stone was granted options to purchase 200,481 shares of Common Stock at the exercise price of $0.83 per share, the closing market price on the day of grant.  The options vested entirely on March 1, 2011 and expire on December 1, 2016